Comments of
Alfred M. Rankin, Jr.
Chairman, President and Chief Executive Officer
Annual Meeting of Stockholders

May 10, 2000

         This morning I will summarize some of the key messages contained in my letter in the 1999 NACCO Industries annual report and provide a perspective on NACCO's first quarter and on NACCO's outlook. I want to emphasize that some of my comments include forward looking statements. Factors that could cause actual results to differ from these forward looking statements are described in Management's Discussion and Analysis on page 38 of the annual report.

         Despite record revenues of $2.6 billion, 1999 earnings fell sharply to $53.1 million, compared with $102.3 million in 1998, a year which was by a very long margin our best ever.

         Several factors affected results in each business.

         At NACCO Materials Handling Group, net income declined $51.4 million. Changes in foreign currency exchange rates, including a strengthened yen and weakened Euro, had a highly adverse impact on pricing and costs at NMHG's wholesale operations, where net income was down $38.2 million. In addition, our Greenville manufacturing facilities were shut down for 11 days due to flooding associated with Hurricane Floyd. Further, as part of our efforts to strengthen our wholesale market position, we incurred expenses in connection with acquiring selected retail dealerships. These acquisitions and the associated eliminations led to losses of $15.3 million for NMHG's retail operations in 1999, with much of this related to acquisition costs and accounting expenses, as well as start-up, integration and investment programs.

         At NACCO Housewares Group, on the other hand, net income increased by $6.0 million to a record $21.2 million despite expenses related to transferring manufacturing to Mexico, the phase-in of a new distribution center and expenses associated with developing products for the new Wal-Mart/General Electric brand program.

         At North American Coal, 1999 income decreased $3.8 million, reflecting lower royalty payments, decreased lignite tons sold, due largely to several customer power plant outages, increased costs at our San Miguel mine, and a $1.2 million charge required by a new accounting pronouncement to write off mine start-up costs previously capitalized.

         While many of these same factors continued to affect our businesses in the first quarter of 2000, we have begun to see a positive upward trend, especially compared with the fourth quarter of 1999 at NMHG and the first quarter of 1999 at NACCO Housewares Group.

     On the NMHG wholesale side, first quarter results improved by $2.2 million over the fourth quarter of 1999. Our cost reduction programs continue to yield significant tangible benefits. These programs in manufacturing include our Value Improvement and Demand Flow Technology programs as well as our low-cost Mexican component manufacturing plant, which is being expanded this year. We are also developing new purchasing and component commonality programs, which we expect to help reduce material and manufacturing costs in future years.

         We are also dedicating more resources at NMHG to new product development as part of our program to bring new products to market more quickly. For example, in 1999 NMHG successfully introduced new 3.5 to 5.5 ton Yale(R) and Hyster(R) counterbalanced lift trucks featuring improved performance, ergonomics and ease of service. We also introduced new warehouse trucks, including reach trucks and order pickers.

         Looking forward, at the wholesale business we anticipate continued strong demand worldwide for lift trucks -- indeed, stronger than in 1999 -- and improved product mix in 2000. We are hopeful that our cost reduction strategies, coupled with a first quarter 3 percent price increase in the Americas, a portion of which appears to be holding at the retail level, will help mitigate the impact of foreign currency valuation on profitability. However, currency continues to remain a major issue this year with the Euro currently at a deep low of 89 cents per Euro and the yen currently at a strong 109 to the dollar.

         Our hedging programs are designed to mitigate short-term currency fluctuations that affect purchased material costs, but not to offset the longer term dramatic currency fluctuations that occurred in 1999. We are not assuming currencies will improve. Rather, we are redoubling our cost reduction efforts.

         On NMHG's retail side, we feel strongly that our strategy of acquiring selected dealerships will have significant long-term benefits, especially for increased volume on the wholesale side of the business. These acquisitions should help improve market share in countries where we have a lower market share, such as in Germany or France, and where either Hyster or Yale individually have a lower market share, such as Yale in Holland and the UK.

         First quarter 2000 results for NMHG's retail business also indicate a positive trend. The loss in the first quarter of 2000 was $3.0 million, compared with $7.2 million in the 4th quarter of 1999. And, while we expect to incur losses in 2000, with the size dependent on the number of additional acquisitions made during the year, we also expect to reduce retail operating losses over the coming quarters.

         At Hamilton Beach Proctor-Silex, our efforts to drive unit volume growth have been very successful. Unit volume grew 8 percent in 1999 to 39.4 million units. Volume continued to increase in the first quarter of 2000, as well. Significantly, much of this growth has been in the higher margin "better" and "best" product categories.

         The most significant event for NACCO Housewares Group in 1999 was Wal-Mart's selection of Hamilton Beach/Proctor-Silex as its partner in developing and producing a new line of General Electric branded appliances to be sold exclusively at Wal-Mart later in 2000. This exciting program has very significant implications for future volume and profit. We will be working closely with Wal-Mart to realize the GE brand's potential in the small electric appliance market.

         During 1999 Hamilton Beach/Proctor-Silex continued moving manufacturing operations to Mexico. We anticipate that these relocation programs will be fundamentally completed before the end of the year and that efficiencies in Mexico's new operations will improve throughout the year. In 1999, we also opened a new distribution center in Memphis to serve our customers better, and efficiencies are improving there as well. We anticipate substantial long-term cost savings from these programs.

         At Kitchen Collection, sales and margins are continuing to grow through a multi-faceted strategy of ongoing marketing programs, additional factory outlet stores, an enhanced e-commerce kitchen collection web site, and new store formats, such as the Gadgets & More(R) store recently opened at the Mall of America in Minnesota.

         At North American Coal, our five operating mines continued to deliver a consistent stream of earnings and cash flow in 1999. Development of the new Red Hills lignite mine near Ackerman, Mississippi, focused on building the mine's infrastructure. We own a 25 percent interest in this mine, which is a joint venture with Phillips Coal Company. We expect to begin mining operations in the fourth quarter of this year, with production eventually reaching 3 million tons annually.

         North American Coal's industry leadership in both environmental protection and on-the-job safety was recognized with 6 awards in 1999 from various local, state and national organizations. These awards are a strong reaffirmation of our commitment to preserving the environment and protecting the health and safety of our employees.

         We expect North American Coal's operating mines to continue generating steady income and substantial free cash flow in 2000. Royalty income related to the underground mining which the company left over 10 years ago will likely continue at its current low level over future quarters. We believe there are significant opportunities for growth through joint ventures we are developing in India and Turkey, and while progress is slower than we might wish, we hope to finalize at least one of these power plant/mining projects sometime this year.

         In summary, we are confident the programs in place at our operating subsidiaries will enable them to achieve improved results later this year and in the years ahead. The Wal-Mart-GE program at NACCO Housewares Group has the potential for significant top and bottom line growth over the next several years. NACCO Materials Handling Group's strengthening retail dealership network with its prospects for increased wholesale market share should lead to sound revenue and net income growth potential. And North American Coal's prospects this year for financial closure on at least one of three international mining projects are very encouraging. In addition, cost reduction programs should have a significant impact at NMHG and Housewares as the year moves forward.

         In closing, I want to emphasize that the overriding goal of NACCO Industries management and our board of directors is delivering sound earnings returns, and thus increased market value of our shares, to our stockholders over the long term. At the current time, small capitalization companies in industries such as ours are dramatically out of favor in the market. Our hope is that eventually our current and prospective multiples will be more in line with market multiples more fully and with the underlying value of our businesses. To encourage this development, we are continuing an active program which outlines the company's prospects to potential investors.

         At this time I want particularly to welcome Dave Hoag to our board of directors. Dave is chairman of the Federal Reserve Bank of Cleveland and the retired chairman and chief executive officer of The LTV Corporation.

         This concludes my formal remarks. I will be happy to answer any questions you may have.